UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

NantKwest, Inc.

(Name of Issuer)

Common Stock par value, $0.0001 per share

(Title of Class of Securities)

63016Q102

(CUSIP Number)

December 31, 2015

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. 63016Q102	Page 1 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bonderman Family Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,485,495(a)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,485,495(a)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,485,495
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5%*
12.	TYPE OF REPORTING PERSON (see instructions) PN

(a)	See Item 4.
*	Based upon 81,220,377 shares of common stock outstanding as of October 31, 2015, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, filed with the Securities and Exchange Commission (the “SEC”) on November 12, 2015.

13G

CUSIP No. 63016Q102	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Wildcat Capital Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,485,495 (a)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,485,495 (a)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,485,495
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5%*
12.	TYPE OF REPORTING PERSON (see instructions) OO

(a)	See Item 4.
*	Based upon 81,220,377 shares of common stock outstanding as of October 31, 2015, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, filed with the SEC on November 12, 2015.

13G

CUSIP No. 63016Q102	Page 3 of 6 Pages

Item 1.

(a)	Name of Issuer

NantKwest, Inc. (“Issuer”)

(b)	Address of Issuer’s Principal Executive Offices

3530 John Hopkins Court

San Diego, California 92121

Item 2.

(a)	Name of Person Filing

Bonderman Family Limited Partnership (“BFLP”) and Wildcat Capital Management, LLC (“Wildcat” and together with BFLP, collectively, the “Reporting Persons”)

The Reporting Persons are making this single, joint filing pursuant to Rule 13d-1(k)(1) under the Act; neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a “group” within the meaning of Section 13(d)(3) of the Act exists.

(b)	Address of the Principal Office or, if none, residence

The address of all Reporting Persons is:

301 Commerce Street, Suite 3300

Fort Worth, Texas 76102

(c)	Citizenship

BFLP is a Texas limited partnership. Wildcat is a Delaware limited liability company.

(d)	Title of Class of Securities

Common stock, par value $0.0001 per share

(e)	CUSIP Number

63016Q102

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

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CUSIP No. 63016Q102	Page 4 of 6 Pages

Item 4. Ownership.

(a)	Amount beneficially owned:

Bonderman Family Limited Partnership:

BFLP directly holds 4,485,495 shares of common stock.

Wildcat Capital Management, LLC:

Wildcat may be deemed to be the beneficial owner of 4,485,495 shares of common stock based on having voting power which includes the power to vote, or to direct the voting of, such shares and investment power which includes the power to dispose, or to direct the disposition of, such shares pursuant to the terms of the BFLP limited partnership agreement and an investment management agreement to which Wildcat and BFLP are parties.

(b)	Percent of class:

Bonderman Family Limited Partnership: 5.5%

Wildcat Capital Management, LLC: 5.5%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote 4,485,495.

Wildcat and BFLP are party to an investment management agreement pursuant to which all voting power over Issuer’s shares held by BFLP is delegated to Wildcat. The investment management agreement can be terminated by a majority of the limited partners in BFLP with 15 days’ prior notice or by Wildcat on 90 days’ prior notice. Further, BFLP may direct Wildcat to proscribe a particular investment, investment strategy or investment type. Consequently, Wildcat has shared power to vote 4,485,495 shares of Issuer’s common stock.

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of 4,485,495.

Wildcat and BFLP are party to an investment management agreement pursuant to which investment power, including dispositive power, over Issuer’s shares held by BFLP is delegated to Wildcat. The investment management agreement can be terminated by a majority of the limited partners in BFLP with 15 days’ prior notice or by Wildcat on 90 days’ prior notice. Further, BFLP may direct Wildcat to proscribe a particular investment, investment strategy or investment type. Consequently, Wildcat has shared power to dispose or to direct the disposition of 4,485,495 shares of Issuer’s common stock.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

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CUSIP No. 63016Q102	Page 5 of 6 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

Item 8. Identification and Classification of Members of the Group.

This Schedule 13G Statement is being jointly filed on behalf of each of the Reporting Persons pursuant to Rules 13d-1(c) and 13d-1(k)(1). The agreement required by Rule 13d-1(k)(1)(iii) is attached hereto as Exhibit A.

Item 9. Notice of Dissolution of Group.

Not applicable

Item 10. Certification.

By signing below each party certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. other than activities solely in connection with a nomination under § 240.14a-11.

13G

CUSIP No. 63016Q102	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 12, 2016

BONDERMAN FAMILY LIMITED PARTNERSHIP
by:	Bond Management GP, LLC, its general partner

By:	/s/ Clive D. Bode
Name:	Clive D. Bode
Title:	President

WILDCAT CAPITAL MANAGEMENT, LLC

By:	/s/ Leonard Potter
Name:	Leonard Potter
Title:	President

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)